P.E. 1/21/02

105 6512
0-29618

SEC #0-29704

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K
Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act or 1934

For the month of January 21, 2002

Pacific Rim Mining Corp.
(Translation of registrant's name into English)

Suite 860 - 625 Howe Street
Vancouver, B.C. V6G 2T6
Canada

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F

Form 20-F __X__ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No __X__

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

PACIFIC RIM MINING CORP.

Date January 21, 2002

By: [signature]
Kathryn A. Church
Corporate Secretary

PACIFIC RIM
MINING CORP.

PFG News Release #02-02
TSE: PFG, SEC FILE: 029704

January 21, 2002

PACIFIC RIM RECEIVES DIABLILLOS PAYMENTS AHEAD OF SCHEDULE

Pacific Rim Mining Corp. is pleased to announce it has received an additional US$ 1 million payment from Silver Standard Resources Inc. toward their purchase of the Diablillos project in northwestern Argentina. Under the terms of the formal agreement, Silver Standard will pay a total of US$ 3.4 million for the project, with US$ 1.5 million in cash already paid, US$ 500,000 in cash or stock payable on or before each of June 30, 2002, December 31, 2002, and June 30, 2003 and US$ 400,000 on or before December 31, 2003.

Silver Standard has issued 383,025 common shares to Pacific Rim to fulfill the June 30 and December 31, 2002 payments required under the terms of the agreement. The issuance is based on a 20-day weighted average share price of approximately US$2.61 per share. These shares have a four-month hold period expiring May 19, 2002, under applicable securities legislation.

"We are very happy to have received the upcoming two payments toward the Diablillos project ahead of schedule," states Catherine McLeod-Seltzer, President. "These funds will be available for immediate advancement of the El Dorado project in El Salvador, which we anticipate will become part of Pacific Rim's project portfolio upon regulatory and shareholder approval of our recently announced merger with Dayton Mining Corporation."

On behalf of the Board of Directors,

For further information call
Toll Free: 1-888-775-7097 or
(604) 689-1976, or visit
www.pacrim-mining.com

Catherine McLeod-Seltzer
President

The statements contained in this release that are not historical facts are forward-looking statements, which involve risks and uncertainties that could cause actual results to differ materially from targeted results. These risks and uncertainties include but are not limited to the completion of all scheduled payments, the use of funds and the anticipated completion of a merger.
The TSE has neither reviewed nor accepts responsibility for the adequacy or accuracy of this release.

#860 - 625 Howe Street, Vancouver, BC, Canada V6C 2T6
Toll Free 1- 888-775-7097 Tel: (604) 689-1976 Fax: (604) 689-1978
E-mail: info@pacrim-mining.com Website: www.pacrim-mining.com